INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at July 2, 2003, unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in United States dollars.

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

The costs of this solicitation will be borne by the Company.

Appointment Of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (a “Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

A registered shareholder who has given a form of proxy may revoke it by an instrument in writing executed by the registered shareholder or by the registered shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Voting Securities And Principal Holders Of Voting Securities

As of July 2, 2003, the Company had issued and outstanding 14,947,502 fully paid and non-assessable common shares without par value in the capital stock of the Company (each, a “common share”). Each common share carries the right to one vote at meetings of members of the Company. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on July 9, 2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting.

To the best of the knowledge and belief of the directors and senior officers of the Company, as of July 9, 2003, the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
Cede & Co. (1)	8,731,553	58.41%
CDS & Co. (2)	2,155,323	14.42%
Northland Properties Corporation(3)	2,020,626	13.52%

(1)	Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2)	CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.

Election Of Directors

The Company’s board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Peter Buckley and R.Thomas Gaglardi, the directors in Class III, will expire at the conclusion of the 2003 annual and special general meeting to be held on August 26, 2003 while the terms of office of the directors in Classes I and II expire at the 2004 and 2005 annual general meetings, respectively. Accordingly, the number of directors to be elected at the Meeting is now two.

The persons named below will be presented for election at the Meeting as management’s nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation (1)	Director Since	Common Shares Held (3)
Peter Buckley(4) Director Canada	President, Old Spaghetti Factory Canada Ltd.	August 1997	51,000
Thomas Gaglardi Secretary and Director Canada	President, Northland Properties Corporation	October 1998	2,020,626

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation(1)	Director Since	Term Expires	Common Shares Held (3)
Ralph D. McRae Chairman, President, CEO and Director Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	August 2004	422,260

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation(1)	Director Since	Term Expires	Common Shares Held (3)
Jonathan Merriman(5) Director United States of America	Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities) since October 2000. Previously was Managing Director of Wells Fargo Van Kasper and Seidler & Company.	January 1999	August 2004	684,592
Douglas Carlson(4) (5) Director United States of America	Chief Executive Officer of Fiji Natural Artesian Water Inc. since July 1996.	June 1999	August 2005	864,000
Iain J. Harris(4) Director Canada	Chairman and Chief Executive Officer of Summit Holdings Inc.	May 1996	August 2005	151,000

(1)	Each of the nominees named above has held the principal occupation or employment indicated for at least five years.
(2)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3)
The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(4)	Member of the Company’s Audit Committee.
(5)	Member of the Company’s Compensation Committee.

If Messrs. Buckley and Gaglardi are elected, they will each hold office as a director until the conclusion of the 2006 annual general meeting of the Company, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act of British Columbia.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in The Province, a Vancouver, British Columbia newspaper, on Friday, June 27, 2003. Copies of such Advance Notice of Meeting were delivered to the British Columbia Securities Commission and the Nasdaq Stock Market. No nominations have been received from shareholders of the Company.

Executive Compensation

Form 51-904F under the Securities Act (British Columbia) requires the disclosure of compensation received by each “Named Executive Officer” of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer;
(b)
each of the Company’s four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$100,000 (US$67,385 as at February 28, 2003) per year; and

(c)	any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 28, 2003, the Company and its subsidiaries, Leading Brands of America, Inc. and Quick, Inc., had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Life insurance premiums (US$)

Ralph McRae, Chairman, President and CEO	2003 2002 2001	nil nil nil	125,000 nil 125,000	282,340 53,904(1) 180,300 52,434(1) 156,696 56,157 (1)	nil nil(2) 500,000 LBI(3) & 1,000,000 Quick(4)	808 636 592
Dave Read, President of LBI Brands, Inc.	2003 2002 2001	nil 112,008(5) 79,234	21,519(6) 10,572 nil	138,193 nil nil	nil nil (2) 100,000 LBI(3)	nil 544 502
Robert Miller, President of Leading Brands of America, Inc.	2003	150,000(7)	nil	8,400(8)	200,000	nil
Gerry Kenyon, Chief Operating Officer	2003 2002 2001	144,379 144,674 113,125(9)	nil nil nil	nil nil nil	125,000 LBI(3) nil (2) 75,000 LBI(3) & 300,000 Quick(4)	808 806 617
Tim Dagg, President of North American Bottling	2003 2002 2001	105,463(10) 103,496 79,234	29,983(11) 10,572 nil	5,390(8) nil nil	nil nil (2) 100,000 LBI(3)	758 742 502

(1)	BBI Holdings Inc., a company with a director in common with the Company, receives US$4,492 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.
(2)	On April 30, 2001, existing share options were cancelled and re-issued at an exercise price of US$1.00.
(3)	Leading Brands, Inc. (“LBI”)
(4)	Quick, Inc. (“Quick”) is a subsidiary of Leading Brands, Inc. There is no trading market for the common shares of Quick, Inc.
(5)	As of December 1, 2001, Mr. Read’s status changed from employee to independent contractor.
(6)	Bonus included US$14,438 in cash and US$7,081 in common shares of the Company.
(7)	Mr. Miller commenced employment with the Company in February 2002 and was so employed for 12 months during the fiscal year covered.
(8)	Auto allowance
(9)
Mr. Kenyon commenced employment with the Company in May 2000 and was so employed for 10 months during the fiscal year covered. Mr. Kenyon terminated his employment with the Company in March 2003, subsequent to the fiscal year ended February 28, 2003.

(10)	Mr. Dagg’s employment with the Company ended in April 2003. This figure represents 12 complete months during the fiscal year ended February 28, 2003.
(11)	Bonus included US$20,542 in cash and US$9,441 in common shares of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. During the most recently completed fiscal year, the following incentive stock options were granted by the Company to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options Granted(#)	% of Total Options Granted to Employees in Fiscal year (1)	Exercise or Base Price (US$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security) (2)	Expiration Date
Gerry Kenyon	125,000	11.73%	1.70	1.70	Mar. 31, 2004
Robert Miller	200,000	18.76%	1.70	1.70	Feb. 11, 2007

(1)	Total options granted during the last fiscal year were 1,066,000
(2)	Calculated as the closing price of the Company’s shares on the Nasdaq SmallCap Market on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed fiscal year. The following table sets out the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable (US$) (2)
Ralph McRae	nil	nil	1,000,000 / nil	960,000 / nil
Dave Read	nil	nil	154,145 / 45,855	147,979 / 44,021
Robert Miller	nil	nil	40,000 / 160,000	10,400 / 41,600
Gerry Kenyon	nil	nil	62,083 / 137,917	45,017 / 59,483
Tim Dagg	nil	nil	144,167 / 55,833	138,400 / 53,600

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company’s shares as at February 28, 2003 was US$1.96

Option and SAR Repricings

In order to maintain the incentive nature of stock options previously granted by the Company to Named Executive Officers, directors and employees, the Company reprices its stock options from time to time where there has been a decline in the market price of the Company’s shares.

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company during the most recently completed fiscal year.

Compensation Committee

The Company’s Compensation Committee (the “Committee”) consists of Jonathan Merriman, and Douglas Carlson. Ralph McRae was also a member of the Committee for part of the fiscal year, until August 27, 2002.

Report on Executive Compensation

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Committee’s philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process. For the financial year ended February 28, 2003, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options. Bonuses may be allocated by the Compensation Committee. Salary levels will be reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer. The compensation of the chief executive officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of chief executive officers of other companies of comparable size and complexity.

Summary. In summary, the Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson
Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 1998 with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. (“LBIX”)
Comparison of Five Year Total Common Shareholders’ Return

	1998	1999	2000	2001	2002	2003
LBIX PRICE (US$)	2.125	1.031	2.406	0.781	1.85	1.960
NASDAQ INDEX	1770.51	2288.03	4696.69	2151.83	1731.49	1337.52

Compensation of Directors

For the fiscal year ended February 28, 2003 directors who are not executive officers of the Company received US$963 per quarter (pro-rated for those serving less than a full quarter) and US$321 for each directors’ meeting and committee meeting attended. Directors also receive stock options.

BBI Holdings Inc. (“BBI”), which is controlled by Ralph McRae, receives US$4,492 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Indebtedness Of Directors, Executive And Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest Of Insiders In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

In December 2002, Northland Properties Corporation (“NPC”), a company related to a director of Leading Brands, Inc., converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of US$1.75 per share. This transaction increased NPC’s percentage ownership of the Company’s outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

Appointment Of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

The Company has outstanding incentive stock options to purchase up to 3,167,328 common shares in the capital of the Company. Shareholder approval will be sought to permit the directors of the Company to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to an additional 500,000 common shares in the capital of the Company, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the board of directors in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of the additional incentive stock options is attached hereto as Schedule “A”.

Adoption of a New Shareholder Rights Plan

General

The Company adopted a shareholder rights plan (the “Old Rights Plan”) in 1991. The Old Rights Plan was subsequently renewed and continues in force today. Since 1991, industry standards with respect to the form of shareholder rights plans have changed considerably. The board of directors of the Company has determined that it would be in the best interests of the Company to adopt a new shareholder rights plan that better reflects current industry standards.

The shareholders of the Company will be asked at the Meeting to consider and, if deemed advisable, to pass an ordinary resolution approving the termination of the Old Rights Plan and the adoption by the Company of a new shareholder rights plan (the “New Rights Plan”). The terms of the New Rights Plan are set out in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”). Under the New Rights Plan, share purchase rights (the “Rights”) will be issued to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding. The New Rights Plan will be adopted only if shareholders approve the termination of the Old Rights Plan, the adoption of the New Rights Plan and the proposed increase in the authorized share capital of the Company, as described under the heading “Other Matters to be Acted Upon – Increase in Authorized Share Capital” above.

A copy of the Rights Plan Agreement will be available at the Meeting and may be obtained by shareholders upon request prior to the Meeting.

Purpose of the New Rights Plan

The New Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control. The New Rights Plan provides management and the board of directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The New Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of Shares.

The New Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors. The New Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to receive, review and accept or decline take-over bids. The New Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to seek out and consider alternatives. One of the key differences between the New Rights Plan and the Old Rights Plan is that the New Rights Plan broadens the scope for Permitted Bids. Based on current industry standards, the definition of Permitted Bid under the Old Rights Plan would be considered overly restrictive.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the New Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the New Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders. Moreover, the New Rights Plan does not inhibit the use of the proxy solicitation rules under the Company Act (British Columbia) to promote a change in the management or direction of the Company.

The New Rights Plan is designed not to interfere with the day-to-day operations of the Company. Prior to being activated, the New Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders. The implementation of the New Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

The board of directors understands that the New Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The New Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors. The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the New Rights Plan affords. The New Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against coercive bids that do not represent fair value.

Background

The New Rights Plan is intended to replace the Old Rights Plan. It is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the New Rights Plan is intended to address the board of directors’ continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares. Without anything else, public shareholders may feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares. The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether maintaining a shareholder rights plan would be in the best interests of the Company and its shareholders and, if it would, what the appropriate terms of the rights plan would be. Ultimately it was determined that the Company should maintain a shareholder rights plan in a form that reflects current industry standards.

Summary of the New Rights Plan

The following is a summary of the principal terms of the New Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan Agreement.

Effective Date

The termination date of the Old Rights Plan and the effective date of the New Rights Plan is expected to be August 26, 2003, the date of the Meeting (the “Effective Date”).

Term

The New Rights Plan will remain in effect for a period of three years and, subject to shareholder approval by ordinary resolution, may be renewed for successive periods of three years.

Issue of Rights

One minute after the Effective Date, one Right will be issued and attached to each Share of the Company outstanding and will attach to each Share subsequently issued.

Adjustment to Exercise Rights

After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate from the Shares and will be exercisable at an exercise price of $20 per Share. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will be adjusted so as to permit its holder to purchase $40 worth of Shares for $20 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable in accordance with applicable securities laws, will evidence the Rights.

Permitted Bids The requirements for a Permitted Bid include the following:
(a)	the take-over bid must be made by way of a take-over bid circular;
(b)	the take-over bid must be made to all holders of Shares;
(c)	the take-over bid must be outstanding for a minimum of 60 days, during which time tendered shares may not be taken up;
(d)	shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior the shares being taken up and paid for;
(e)
Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn; and

(f)
if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The New Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is pending. A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The board of directors may, prior to a Flip-in Event occurring, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring thereafter under a take-over bid made by way of a take-over bid circular to all holders of Shares. The board of directors may also waive the New Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors. With the majority consent of shareholders or Rights holders at any time prior to a Flip-in Event causing an adjustment to the Rights, the board of directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the New Rights Plan to correct any typographical error, or, subject to subsequent confirmation by shareholders or Rights holders, to effect a change requested by any stock exchange on which the Shares may be listed or to maintain the validity of the New Rights Plan as a result of changes in law. The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the New Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights are distributed are recognized for the purposes of the New Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the New Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the New Rights Plan

The Company will not earn any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to nonresident withholding tax if the right is conferred on all holders of shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Shares upon certain triggering events occurring (i.e. a “Flip-in Event”), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign laws.

Shareholder Approval

At the Meeting, shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the termination of the Old Rights Plan and the adoption of the New Rights Plan.

Recommendation of the Board

The board of directors has determined that the termination of the Old Rights Plan and the adoption of the New Rights Plan is in the best interests of the Company and the shareholders. The board unanimously recommends that shareholders vote in favour of the resolution approving the termination of the Old Rights Plan and adoption of the New Rights Plan. The Company has been advised that the directors and senior officers of the Company intend to vote all Shares held by them in favour of such resolution. Unless specified in a proxy form that Shares represented by the proxy shall be voted against such resolution, it is the intention of the persons designated by management in the enclosed proxy form to vote in favour of the resolution approving the termination of the Old Rights Plan and adoption of the New Rights Plan.

Increase In Authorized Share Capital

In order to provide sufficient authorized capital to accommodate the potential exercise of Rights under the New Rights Plan, the shareholders will be asked to approve an ordinary resolution increasing the number of common shares the Company is authorized to issue. The full text of the ordinary resolution is attached hereto as Schedule "B".

Other Business

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

This Information Circular contains information as at July 2, 2003, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on July 8, 2003.

DATED at Richmond, British Columbia, this 9th day of July, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS /s/ Ralph D. McRae Ralph D. McRae Chairman and Chief Executive Officer

SCHEDULE “A”

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

RESOLVED THAT:
1.
the directors are authorized in their absolute discretion to grant to directors, officers, consultants and employees of the Company, who may be insiders of the Company (as that term is defined in the Securities Act (British Columbia), incentive stock options to purchase up to 500,000 additional common shares of the Company, from time to time, provided the grants are made prior to the 2004 Annual General Meeting;

2.	incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;
3.	the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year; and
4.	no further shareholder approval will be required prior to the exercising of these options or amended options.

SCHEDULE "B"

APPROVAL OF INCREASE IN AUTHORIZED SHARE CAPITAL

"BE IT RESOLVED AS A ORDINARY RESOLUTION that:
1.	The authorized capital of the Company be altered by increasing the number of common shares without par value from 100,000,000 to 500,000,000;
2.	Paragraph 2 of the memorandum of the Company is altered to read:
	“2.	The authorized capital of the Company consists of 520,000,000 shares divided into:
	(a)	500,000,000 common shares without par value;
	(b)	20,000,000 preferred shares without par value of which:
		(i)	1,000,000 are designated as Series “A” Preferred Shares;
		(ii)	100 are designated as Series “B” Preferred Shares;
		(iii)	1,000,000 are designated as Series “C” Preferred Shares;
		(iv)	4,000,000 are designated as Series “D” Preferred Shares; and
		(v)	4,000,000 are designated as Series “E” Preferred Shares.
3.	The memorandum as altered by the proposed ordinary resolution, is attached hereto as Exhibit A.".

Exhibit “A”

COMPANY ACT

MEMORANDUM
(ALTERED)

of

LEADING BRANDS, INC.

1.	The name of the Company is LEADING BRANDS, INC.
2.
The authorized capital of the Company consists of 520,000,000 shares divided into 500,000,000 common shares without par value and 20,000,000 preferred shares without par value of which 1,000,000 are designated as Series “A” Preferred Shares, 100 are designated as Series “B” Preferred Shares, 1,000,000 are designated as Series “C” Preferred Shares, 4,000,000 are designated as Series “D” Preferred Shares, and 4,000,000 are designated as Series “E” Preferred Shares.

3.	The Special rights and restrictions attached to the preferred shares are as follows:
(a) preferred shares as a class will have preference as to dividends or capital or both capital and dividends;
(b)
preferred shares may at any time and from time to time be issued in one or more series, each series consisting of such number of shares as may, before the issuance thereof, be determined by resolution of the Board of Directors; and

(c)
the Board of Directors may, by resolution passed from time to time before issuance, alter the articles to fix the preferred rights as to dividends, designation, convertibility, rights, restrictions, conditions and limitations attached to the shares of each series.